Filed by BankFinancial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BankFinancial Corporation

SEC File No.: 000-51331

Filer’s SEC File No.: 000-51331

Date: August 11, 2025

From:	BankFinancial- OTC
To:	BankFinancial Associates
Subject:	Important Announcement about BankFinancial
Date:	Monday, August 11, 2025

Today, I want to share some important news about the future of our company.

We have entered into a definitive agreement to join forces with First Financial Bancorp, the holding company for First Financial Bank, a well-respected regional bank headquartered in Cincinnati, Ohio.

Why First Financial

First Financial has a strong reputation for relationship-based banking and community involvement, much like our own. As we consider potential partners for growth, First Financial’s strength in the banking industry, culture and deep commitment to the communities they serve set them apart. Our retail locations will allow First Financial to expand upon their existing commercial and wealth banking office, which opened in Chicago’s Fulton Market area in 2022. By joining forces, you will be able to offer a broader range of products and services, access new technology, and expand our capabilities in ways that were not previously possible.

What’s Next

Please know that while change can bring uncertainty, it also brings opportunity.

 ●     Please plan to join me and the First Financial leadership for a conference call discussion, Tuesday afternoon, August 12th, at 4:15 p.m. CST. A link to the online presentation and call-in information will be provided. We’ll share more information on  the call and answer questions. In this meeting we will address why we made this decision.

 ●     You are welcome to send an HR General Task to ask any questions.

 ●     First Financial is thrilled to be expanding in Chicago and admires the retail network of offices we’ve built.

 ●     We are working closely with the leadership team at First Financial to ensure a smooth and thoughtful integration process.

 ●     We will be transparent throughout this journey and share updates regularly as more details become available.

 ●     First Financial Leaders will join us in person this week as they visit our offices.

 ●     FAQs to help in answering your questions as well as questions your customers may have will be distributed soon.

 ●     We’ll also be sending an email to customers on Wednesday making them aware of this announcement.

 ●     As always, please do not speak to the media and refer any questions from the media to Tim Condron (timothy.condron@bankatfirst.com).

In the months ahead, we’ll work through this transition thoughtfully with you and our customers at the center. The transaction is expected to close around the end of the year after we complete the transition planning and obtain shareholder and regulatory approvals. It is expected that the BankFinancial name and branding will transition to the First Financial brand after the transaction conversion. In the meantime, let’s continue to operate with the same focus, service, and professionalism that have defined our company since the beginning.

Thank you for your continued dedication, professionalism, and care for our customers and each other. You are the heart of our bank, and your contributions have made this opportunity possible.

With appreciation,

Morgan Gasior

Chief Executive Officer

BankFinancial National Association

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, First Financial intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of First Financial capital stock to be issued in connection with the proposed transaction. The Registration Statement will include a proxy statement of BankFinancial and a prospectus of First Financial (the “Proxy Statement/Prospectus”), and First Financial and BankFinancial may file with the SEC other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST FINANCIAL, BANKFINANCIAL AND THE PROPOSED TRANSACTION AND RELATED MATTERS. A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about First Financial and BankFinancial, may be obtained, free of charge, at the SEC’s website (www.sec.gov) when they are filed. Copies of documents filed with the SEC by First Financial will be made available free of charge in the "Investor Relations" section of First Financial's website, https://www.bankatfirst.com/about/investor-relations.html. Copies of documents filed with the SEC by BankFinancial will be made available free of charge in the "Investor Relations" section of BankFinancial's website, https://www.bankfinancial.com/investor-relations. The information on First Financial’s and BankFinancial’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in Solicitation

BankFinancial and its directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning BankFinancial’s participants is set forth in the Proxy Statement, dated June 16, 2025, for BankFinancial’s 2025 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the participants in the solicitation of proxies in respect of the proposed transaction and interests of participants of BankFinancial in the solicitation of proxies in respect of the merger will be included in the Registration Statement and Proxy Statement/Prospectus to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

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